EXHIBIT (a)(9)

                       [LETTERHEAD OF INDIGO AVIATION AB]

                                                             November 17, 1999

To the Shareholders of
Indigo Aviation AB

         We are pleased to inform you that on November 11, 1999, Indigo Aviation AB entered into a combination agreement with AerFi Group plc and AerFi Sverige AB, an indirect wholly owned subsidiary of AerFi, pursuant to which AerFi Sverige has today commenced a tender offer to purchase all of the outstanding ordinary shares, nominal value SEK 3.14 per share, and, without duplication, the American Depositary Shares, each representing one Ordinary Share, of Indigo for $13.00 per share in cash. Pursuant to the combination agreement, if AerFi Sverige owns more than 90% of Indigo's voting rights and more than 90% of Indigo's outstanding shares following the unconditional time, as defined in the combination agreement, AerFi Sverige may take all action required to commence a compulsory acquisition in accordance with the Swedish Companies Act.

         Certain of Indigo's shareholders, who own approximately 72.7% of Indigo's issued and outstanding shares, have agreed to exchange and/or sell those shares to AerFi and AerFi Sverige in separate transactions under a share exchange agreement and/or a share purchase agreement, respectively.

         Indigo's board of directors has unanimously approved the combination agreement and the offer and determined that the combination agreement and the offer are fair to you and in your best interests. The board of directors unanimously recommends that you accept the offer and tender your shares in the offer.

         In arriving at its recommendation, the board of directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Bear, Stearns & Co., Inc., Indigo's financial advisor, dated November 11, 1999, that, as of such date, the $13.00 per share in cash to be received by the holders of shares in the offer was fair, from a financial point of view, to the holders of shares, other than Indigo's controlling shareholders.

         In addition to the attached Schedule 14D-9 relating to the offer, also enclosed is the Offer to Purchase, dated November 17, 1999, of AerFi Sverige, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

                                 Sincerely,

                                 /s/ John Evans
                                 -------------------------------------
                                 JOHN EVANS
                                 President and Chief Executive Officer